

August 25, 2011

<u>Via Email</u>
Mr. Laurence S. Levy
Chief Executive Officer
Hyde Park Acquisition Corp. II
500 Fifth Avenue
50th Floor
New York, New York 10110

     Re: **Hyde Park Acquisition Corp. II**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed August 8, 2011
            File No. 333-174030

Dear Mr. Levy:

     We have reviewed your amended registration statement and response letter dated August 8, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

Stockholder approval procedures if meeting held, page 14

1. We note your response to comment 5 of our letter dated July 12, 2011. We remain unconvinced that a stockholder will have granted an irrevocable proxy to management to vote the shares by purchasing the shares through the prospectus or in the aftermarket, and we do not feel that you have provided Delaware case law that supports your conclusions. If you wish to continue to put forth your position, you may do so by providing us with additional analysis to support your position that the stock subscription form is sufficient to authorize the irrevocable proxy and also provide support for your position that open market purchases also authorize an irrevocable proxy.

Proposed Business

Introduction, page 57

2. We note that you have provided the full requested disclosure listing the return on investment for Rand Acquisition and Essex in this section. Please also provide this disclosure in the Prospectus Summary, per comment 2 of our letter dated July 12, 2011.

    Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any questions.

                                                        Sincerely,

                                                        /s/ Michael R. Clampitt

                                                        Michael Clampitt
                                                        Senior Attorney

cc.   David Allan Miller, Esq.
            Graubard Miller LLP